SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

ESPERION THERAPEUTICS, INC.
(Name of Subject Company)

ESPERION THERAPEUTICS, INC.
(Name of Person(s) Filing Statement)

Common Stock, $.001 Par Value
(Title of Class of Securities)

29664R106
(CUSIP Number of Class of Securities)

Roger S. Newton, Ph.D
President and Chief Executive Officer
Esperion Therapeutics, Inc.
3621 South State St., 695 KMS Place,
Ann Arbor, MI 48108
(734) 332-0506
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

With a Copy to:

Linda Griggs
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue
Washington, D.C. 20004
(202) 739-5245

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Exhibit 99.1(a)(5)(A)

For immediate release:	Contact:	Andy McCormick — Pfizer
December 21, 2003		(212) 573-1226
Frank Thomas — Esperion
(734) 222-1831

PFIZER TO ACQUIRE ESPERION THERAPEUTICS TO EXTEND ITS RESEARCH
COMMITMENT IN CARDIOVASCULAR DISEASE

NEW YORK, NY, ANN ARBOR, MI, December 21, 2003 — Pfizer Inc today announced it has entered into an agreement to acquire Esperion Therapeutics, Inc., a biopharmaceutical company focused on the development of high density lipoprotein (HDL) targeted therapies for the treatment of cardiovascular disease.

Pursuant to this agreement, Pfizer will commence a cash tender offer to acquire the shares of Esperion stock for $1.3 billion at a price of $35 per share, subject to certain conditions. This price represents a 54 percent premium over Esperion’s average closing share price during the last 20 trading days.

Esperion Therapeutics brings a novel approach to the emerging area of HDL Therapy and reverse lipid transport for the acute treatment of cardiovascular disease. Recently, Esperion published positive Phase II results on a biopharmaceutical compound (ETC-216) that showed a statistically significant reduction in plaque volume in patients with acute coronary syndrome at the end of six weeks. Esperion also has a second biopharmaceutical compound, ETC-588, in Phase II and a number of early-stage compounds.

“By acquiring Esperion, we can bring our research capabilities to bear on an emerging new area which has potentially significant beneficial impact on patients”, said Hank McKinnell, chairman and chief executive officer of Pfizer. “Epidemiologic data and drug

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intervention trials both support a strong correlation between higher HDL levels and improvements in morbidity and mortality.”

“The acquisition will enable us to utilize Pfizer’s skills and apply the resources necessary to develop our pipeline of compounds to benefit patients with atherosclerosis”, said Roger Newton, president and chief executive officer of Esperion. “We are pleased to have the opportunity to work with the world leader in cardiovascular medicines to develop HDL-focused therapies.”

The Pfizer product Lipitor is the world’s most prescribed agent for reducing low density lipoprotein (LDL). Pfizer is also developing Lipitor/torcetrapib, which works by combining Lipitor with an agent that inhibits the action of cholesteryl ester transfer protein or CETP. Results of Phase II studies indicate that this combination may represent a significant advance in preventive cardiovascular medicine by enhancing the LDL-lowering effect of Lipitor while also increasing HDL or “good” cholesterol.

While both Lipitor and Lipitor/torcetrapib are chronic therapies, Esperion has three clinical compounds that are being developed as acute, hospital-based treatments to regress arterial plaque and thereby reduce morbidity and mortality in patients who have had a cardiovascular event.

Atherosclerosis, which is a leading cause of death from heart attack and stroke, occurs when there is a build-up of cholesterol-rich fatty areas called plaques in the arteries. The break-up and dispersal of these plaques can block the blood flow throughout the body, which can be fatal. It is estimated that atherosclerosis accounts for more than 75 percent of all deaths from cardiovascular disease.

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“Pfizer is clearly committed to long-term cardiovascular research”, said Dr. McKinnell. “We recognize that HDL control is an emerging area, and that early-stage development brings risk. However, we are confident that the rigorous and long-term clinical trials we plan to conduct will further scientific and medical understanding in this area, which will ultimately benefit patients.”

Based in Ann Arbor, MI, Esperion was founded by a group of scientists who worked on the discovery and development of Lipitor. Esperion will operate as a division of the Pfizer Global Research and Development organization, and remain in Ann Arbor.

Lazard and Cadwalader, Wickersham & Taft advised Pfizer in the transaction. Lehman Brothers and Morgan, Lewis & Bockius advised Esperion. Esperion is listed on the Nasdaq National Market under the symbol “ESPR.”

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NOTICE TO READ TENDER OFFER DOCUMENTS:

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF ESPERION THERAPEUTICS, INC. THE TENDER OFFER WILL BE MADE SOLELY BY AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL TO BE DISSEMINATED TO THE STOCKHOLDERS UPON THE COMMENCEMENT OF THE TENDER OFFER. ESPERION THERAPEUTICS, INC. STOCKHOLDERS ARE ADVISED TO READ THE OFFER TO PURCHASE ON SCHEDULE TO THAT WILL BE FILED BY PFIZER INC. AND THE SOLICITATION/RECOMMENDATION OF THE BOARD OF DIRECTORS OF ESPERION THERAPEUTICS, INC. ON SCHEDULE 14D-9 THAT WILL BE FILED BY ESPERION THERAPEUTICS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WILL BE MADE AVAILABLE TO STOCKHOLDERS OF ESPERION THERAPEUTICS, INC. AT NO EXPENSE TO THEM. THESE DOCUMENTS WILL ALSO BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV.

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Safe Harbor Statement of Esperion Therapeutics, Inc.

The information contained in this press release includes “forward-looking statements.” These forward-looking statements are often identified by words such as “hope,” “may,” “believe,” “anticipate,” “plan,” “expect,” “require,” “intend,” “assume” and similar expressions. Forward-looking statements speak only as of the date of this press release, reflect management’s current expectations, estimations and projections and involve certain factors, such as risks and uncertainties, that may cause actual results, performance or achievements to be far different from those suggested by Esperion’s forward-looking statements. These factors include, but are not limited to, risks associated with: uncertainty as to whether Esperion’s acquisition by Pfizer will be completed, Esperion’s ability to successfully execute its business strategies, including entering into strategic partnerships or other transactions if the transaction with Pfizer is not completed; the progress and cost of development of Esperion’s product candidates; the extent and timing of market acceptance of new products developed by Esperion or its competitors; Esperion’s dependence on third parties to conduct clinical trials for Esperion’s product candidates; the extent and timing of regulatory approval, as desired or required, for Esperion’s product candidates; Esperion’s dependence on licensing arrangements and strategic relationships with third parties; clinical trials; manufacturing; Esperion’s dependence on patents and proprietary rights; litigation, proceedings, investigations and other disruptions of management’s time resulting from the acquisition of Esperion’s common stock by various persons associated with Scott Sacane; the procurement, maintenance, enforcement and defense of Esperion’s patents and proprietary rights; competitive conditions in the industry; business cycles affecting the markets in which any of Esperion’s future products may be sold; extraordinary events and transactions; seeking and consummating business acquisitions, including the diversion of management’s attention to the assimilation of the operations and personnel of any acquired business; fluctuations in foreign exchange rates; and economic conditions generally or in various geographic areas. Because all of the foregoing factors are difficult to forecast, you should not place undue reliance on any forward-looking statement. More detailed information about some of these and other risk factors is set forth in Esperion’s filings with the Securities and Exchange Commission. Esperion does not intend to update any of these factors or to publicly announce the results of any revisions to any of these forward-looking statements other than as required under the federal securities laws.